PUBLIC



21002046

ANNUAL ~~~~~~

FORM X-17A-5
PART III

DN

Proce
IT

MAR 02 2021

Washington, DC

SEC FILE NUMBER
8-33242

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** AND ENDING **12/31/20**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **James L. Finefrock and Associates Corp.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2375 East Camelback Road, Suite 600

FIRM I.D. NO.

(No. and Street)

Phoenix	**Arizona**	**85016**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James L. Finefrock (602) 513-9177

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Goldshot, Lamb & Hobbs, Inc.

(Name – *if individual, state last, first, middle name*)

3066 Kettering Blvd	**Dayton**	**Ohio**	**45439**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James L. Finefrock _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of James L. Finefrock and Associates Corp.

of December 31 _____, 20 20 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

By: James L. Finefrock, President
_____
Title

_____
Notary Public

JOANNA WOLTJA, Notary Public
In and for the State of Ohio
My Commission Expires March 8, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



**Goldshot,
Lamb &
Hobbs, Inc.**

Certified Public Accountants

Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
James L. Finefrock and Associates Corp.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of James L. Finefrock and Associates Corp. (an Ohio corporation) as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement present fairly, in all material respects, the financial position of James L. Finefrock and Associates Corp. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of James L. Finefrock and Associates Corp.'s management. Our responsibility is to express an opinion on James L. Finefrock and Associates Corp.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to James L. Finefrock and Associates Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Goldshot, Lamb & Hobbs, Inc.

We have served as James L. Finefrock and Associates Corp. auditor since 2001.

Dayton, Ohio
February 25, 2021

JAMES L. FINEFROCK AND ASSOCIATES CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

CURRENT ASSETS

Cash	$ 38,225
Receivables – Related Party (No allowance)	46,501
Total Current Assets	84,726

OTHER ASSETS

Deposits	404
Deferred Income Taxes	881
Total Other Assets	1,285

TOTAL ASSETS	$ 86,011

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES

Accounts Payable – Related Party	$ 24

SHAREHOLDER'S EQUITY

Class A Common Shares - No Par Value; Authorized, 100 Shares; Issued and Outstanding, 5 Shares	500
Class B Common Shares - No Par Value; Authorized, 650 Shares; Issued and Outstanding, None	0
Additional Paid-in Capital	123,402
Accumulated Deficit	(37,915)
Total Shareholder's Equity	85,987

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 86,011

The accompanying notes are an integral part of this financial statement.

JAMES L. FINEFROCK AND ASSOCIATES CORP.

NOTES TO FINANCIAL STATEMENT

YEAR ENDED DECEMBER 31, 2020

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Operations

James L. Finefrock and Associates Corp. (an Ohio Corporation) is a broker-dealer registered with the SEC and the FINRA. The Company is engaged primarily in raising funds for investment advisers and investment companies, and selling partnership units in real estate and other limited partnerships.

The Company is exempt from special reserve requirements for brokers and dealers under Rule 15c3-3 of the Securities and Exchange Commission. This exemption is claimed under Rule 15c3-3 Section (k) (2) (i).

Use of Estimates

The preparation of financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Currently, tax years ended December 31, 2019, 2018 and 2017 are open and subject to examination by the taxing authorities.

Statement of Cash Flows

For purposes of reporting cash flows, the Company considers cash on hand, and cash in checking and savings accounts to be cash equivalents.

Date of Management's Review

Subsequent Events have been evaluated through February 25, 2021, which is the date the financial statement was available to be issued.

JAMES L. FINEFROCK AND ASSOCIATES CORP.

NOTES TO FINANCIAL STATEMENT

YEAR ENDED DECEMBER 31, 2020

2. **RELATED PARTY:**

   James L. Finefrock owns all of the outstanding shares of James L. Finefrock and Associates, Inc. ("Inc.")

   At December 31, 2020, the Company owed Inc. $24 in expense reimbursements under the due diligence arrangements and the Company was due $46,501 from Inc. for due diligence services.

3. **SUBORDINATED LIABILITIES:**

   The Company has not incurred any liabilities subordinated to general creditors as of December 31, 2020. Therefore, no related reporting requirements to regulatory agencies were necessary.

4. **INCOME TAXES:**

   The Company used $663 of net operating loss carry-forward during 2021; thus, no income tax provision was recorded. Additionally, based on the Company's current and expected pre-tax earnings, management believes that it is more likely than not that the Company will realize the benefits of a portion of its future net operating loss carry-forwards. Accordingly, the deferred tax asset decreased by $139 and the valuation allowance also decreased by $139 resulting in no provision or benefit for income taxes.

   Deferred taxes are as follows:

Net operating loss carry-forwards of: $912 expiring in 2031; $1,143 expiring in 2034; $185 expiring in 2035; and $2,115 expiring in 2036.	$ 915
Valuation Allowance	(34)
Total	$ 881

5. **NET CAPITAL REQUIREMENTS:**

   The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $38,201, which was $33,201 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .06%.